

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2026

S. Alan Liu
President and Chief Executive Officer
XPLR Infrastructure, LP
700 Universe Boulevard
Juno Beach, FL 33408

>   **Re: XPLR Infrastructure, LP**
>   **Registration Statement on Form S-3**
>   **Filed March 27, 2026**
>   **File No. 333-294702**

Dear S. Alan Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Thomas P. Giblin Jr.